UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As of June 15, 2015

Commission File Number 000-29360

RiT TECHNOLOGIES LTD.
(Translation of registrant's name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-90750, 333-117646, 333-141680, 333-169241 and 333-200999) and Form F-3 (File Nos. 333-183566 and 333-190443), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

This Form 6-K consists of the following:

PART I:          APPROVAL OF A SHORT TERM LOAN AGREEMENT

As required by the Israeli Companies Regulations (Relief for Interested Party Transactions), 2000 (the “Relief Regulations”), as promulgated under the Israeli Companies Law, 1999 (the “Companies Law”), RiT Technologies Ltd. (the “Company”) hereby reports the following transaction:

Background

In light of the Company's current cash needs, we decided to enter into a short term Loan Agreement dated June 9, 2015 (hereinafter the “Loan Agreement" or the "Transaction”), with Mrs. Genrietta Anisimov, the wife of Sergey Anisimov, the Company's Chairman of the Board and President of Stins Coman Incorporated, our controlling shareholder.

Description

The Loan Agreement with Mrs. Genrietta Anisimov (hereinafter the "Lender"), includes, without limitation, the following provisions:

•	The Lender to provide to RiT US$ 300,000 short term loan amount (the “Loan Amount”).

•	The Loan Amount shall be provided to RiT in one installment not later than 10 (ten) days following the execution of the Loan Agreement.

•	RiT shall repay the Loan Amount to the Lender in whole, not later than 2 (two) months following its actual receipt by RiT (the “Term”).

•	No interest shall be charged on the Loan Amount borrowed under the Loan Agreement.

A copy of the executed Loan Agreement is attached as Exhibit 99.1 to this Form 6-K.

The foregoing description of the terms of the Loan Agreement is only a summary thereof and is qualified in its entirety by reference to the full text of the Loan Agreement.

Approval and reasons for the Transaction

The Company’s Audit Committee and Board of Directors approved the execution of Loan Agreement, determining that it is in the best interests of RiT, and that the proposed Loan Agreement is a transaction which only credits RiT (in the meaning of the Relief Regulations).

In reaching such determinations, the Audit Committee and Board of Directors considered, among others, the following factors:

•	The transaction is carried for satisfying the current cash needs of the Company.

•	The primary fact that no interest is charged on the loan.

•	The favorable provisions of the proposed Loan Agreement as a whole.

Notice to Shareholders

Since the Transaction may be deemed an “extraordinary transaction" with Related Party under the Companies Law, this Transaction was approved by the Company’s Audit Committee and Board of Directors and, rather than seeking further shareholders’ approval, they determined to rely on the Relief Regulations.

However, in accordance with Rule 1C of the Relief Regulations, a shareholder(s) holding at least 1% of the Company’s outstanding shares may demand that the Company convene a shareholder’s meeting to approve said Transaction, by sending a written request to the Company’s principal offices (RiT Technologies Ltd., 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, Attn.: Eran Erov, VP Finance or by e-mail: erane@rittech.com), no later than June 29, 2015.

PART II:       ADDITIONAL PRESS RELEASES

This part II consists of the following documents:

Press release dated June 9, 2015: RiT Technologies Reports Results of Annual Meeting of Shareholders

A copy of the press release is attached as Exhibit 99.2 to this Form 6-K.

Press release dated May 27, 2015: RiT Launches Beamcaster 2.0 to Dramatically Cut Costs for Secure High Bandwidth Communications

A copy of the press release is attached as Exhibit 99.3 to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: June 15, 2015	By:	/s/ Eran Erov
Eran Erov, VP Finance

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Loan Agreement dated June 9, 2015, between RiT and Mrs. Genrietta Anisimov.

99.2	Press release dated June 9, 2015: RiT Technologies Reports Results of Annual Meeting of Shareholders

99.3	Press release dated May 27, 2015: RiT Launches Beamcaster 2.0 to Dramatically Cut Costs for Secure High Bandwidth Communications